

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

Via E-mail
Anthony Lam
Chief Financial Officer
Points International Ltd.
171 John Street, 5th Floor
Toronto, Ontario, Canada M5T 1X3

      Re: Points International Ltd.
             Form 40-F for the Fiscal Year Ended December 31, 2010
             Filed March 15, 2011
             File No. 001-35078

Dear Mr. Lam:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2010

Exhibit 99.3

Earnings Before Interest, Taxes, Foreign Exchange, Impairment and Restructuring ("EBITDA"), page 6

1.   We note you include adjustments for foreign exchange and restructuring in your computation of the non-GAAP measure labeled "EBITDA." Please tell us how you considered whether the non-GAAP measure would be more appropriately labeled "Adjusted EBITDA" since certain of the adjustments may not be within the standard definition of EBITDA.

Liquidity and Capital Resources, page 14

2.   We note your disclosure indicating that "Management considers its working capital position to be sufficient to meet its current obligations." Please tell us how you considered disclosing whether your working capital position will also be sufficient to meet anticipated capital expenditures, purchase commitments or other potential expenditures not recorded as current obligations as of December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief